       SECOND SUPPLEMENT TO THE OFFER TO PURCHASE DATED DECEMBER 6, 1996

                            GREEN ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                                CSX CORPORATION
                   HAS AMENDED ITS OFFER TO PURCHASE FOR CASH
                   AND IS NOW OFFERING TO PURCHASE ALL SHARES
                                       OF
       COMMON STOCK AND SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK
     (INCLUDING, IN EACH CASE, THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                                       OF
                                  CONRAIL INC.
                                       AT

                               $115 NET PER SHARE

      THE SECOND OFFER HAS BEEN EXTENDED. THE SECOND OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 18, 1997, UNLESS THE SECOND OFFER IS FURTHER EXTENDED.

    The Second Offer is conditioned upon, among other things, prior to the expiration of the Second Offer there shall have been validly tendered and not withdrawn such number of shares, which, together with the Common Shares already owned by CSX Corporation, a Virginia corporation ("Parent"), through the Voting Trust and certain other parties, constitutes at least a majority of outstanding Shares on a fully diluted basis (as defined herein) (the "Minimum Condition"). The Second Offer is no longer conditioned upon the Pennsylvania Control Transaction Law being inapplicable to Conrail Inc. (the "Company"). The Second Offer is not conditioned on obtaining financing. UNDER THE MERGER AGREEMENT, GREEN ACQUISITION CORP. HAS THE RIGHT IN ITS DISCRETION TO EXTEND THE SECOND OFFER, FROM TIME TO TIME, THROUGH 5:00 P.M., NEW YORK CITY TIME, ON JUNE 2, 1997, WHETHER OR NOT THE CONDITIONS TO THE SECOND OFFER HAVE BEEN SATISFIED OR WAIVED. See Section 15 of the Offer to Purchase and Sections 4, 7 and 8 of this Second Supplement.
                            ------------------------

    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE SECOND OFFER (AS AMENDED HEREBY) AND THE MERGER (AS AMENDED BY THE THIRD AMENDMENT, AS HEREINAFTER DEFINED), DETERMINED THAT THE MERGER AGREEMENT (AS AMENDED BY THE THIRD AMENDMENT) AND THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING THE SECOND OFFER AND THE MERGER) ARE IN THE BEST INTERESTS OF THE COMPANY, AND RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE SECOND OFFER AND TENDER THEIR SHARES PURSUANT TO THE SECOND OFFER.

    The Merger Agreement has been amended to provide, among other things, that
(i) the Second Offer be amended to increase the number of Shares sought in the Second Offer to all Shares and to increase the price to be paid pursuant thereto to $115 per Share in cash, (ii) the consideration to be paid in the Merger will be $115 per Share in cash and (iii) Parent will have sole authority to conduct negotiations and enter into agreements with any other company (including Norfolk Southern Corporation) relating to the acquisition by such company of any securities or assets of the Company, or any trackage rights or other concessions relating to the Company's assets or operations. The Merger Agreement also has been amended in other respects. See Section 7 of this Second Supplement.

                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of such shareholder's shares of common stock, par value $1.00 per share ("Common Shares"), or shares of Series A ESOP Convertible Junior Preferred Stock, without par value ("ESOP Preferred Shares," and together with the Common Shares, the "Shares") should either (i) complete and sign one of the (blue) Letters of Transmittal (or a facsimile thereof) circulated with the Offer to Purchase (as defined herein), the First Supplement (as defined herein) or this Second Supplement in accordance with the instructions in such Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to such Letter of Transmittal, mail or deliver such Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined in the Offer to Purchase) and either deliver the certificates for such Shares to the Depositary along with such Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase prior to the expiration of the Second Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

    Any shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

    Questions and requests for assistance or for additional copies of this Second Supplement, the First Supplement, the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Manager (as such terms are defined in the Offer to Purchase) at their respective addresses and telephone numbers set forth on the back cover of this Second Supplement.

                  The Dealer Manager for the Second Offer is:
                        WASSERSTEIN PERELLA & CO., INC.
March 7, 1997

TO THE HOLDERS OF COMMON STOCK AND SERIES A ESOP CONVERTIBLE
JUNIOR PREFERRED STOCK OF CONRAIL INC.:

                                  INTRODUCTION

     The following information amends and supplements (i) the Offer to Purchase, dated December 6, 1996 (the "Offer to Purchase"), of Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of Parent, and (ii) the Supplement to the Offer to Purchase (the "First Supplement"), dated December 19, 1996, of Parent and Purchaser. Pursuant to this Second Supplement, Purchaser is now offering to purchase all Shares of the Company, at a price of $115 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the First Supplement, this Second Supplement, and in the Letters of Transmittal circulated with the Offer to Purchase, the First Supplement and this Second Supplement (which together constitute the "Second Offer").

     This Second Supplement should be read in conjunction with the Offer to Purchase and the First Supplement. Except as otherwise set forth in this Second Supplement and the revised Letters of Transmittal, the terms and conditions previously set forth in the Offer to Purchase, the First Supplement and the Letters of Transmittal mailed with the Offer to Purchase and the First Supplement remain applicable in all respects to the Second Offer. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase or the First Supplement.

     THIS SECOND SUPPLEMENT IS BEING PROVIDED IN CONNECTION WITH THE THIRD AMENDMENT, DATED AS OF MARCH 7, 1997 (THE "THIRD AMENDMENT"), TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 14, 1996 (THE "ORIGINAL MERGER AGREEMENT" AND, AS AMENDED BY THE FIRST AMENDMENT, THE SECOND AMENDMENT AND THE THIRD AMENDMENT, THE "MERGER AGREEMENT"). THE THIRD AMENDMENT PROVIDES, AMONG OTHER THINGS, THAT THE SECOND OFFER BE AMENDED TO INCREASE THE NUMBER OF SHARES SOUGHT IN THE SECOND OFFER TO ALL SHARES AND TO INCREASE THE PRICE TO BE PAID PURSUANT THERETO TO $115 PER SHARE IN CASH, WITHOUT INTEREST THEREON. IN ADDITION, UNDER THE THIRD AMENDMENT, IN THE MERGER, EACH SHARE NOT PURCHASED IN THE SECOND OFFER WILL BE CONVERTED INTO THE RIGHT TO RECEIVE $115 IN CASH, WITHOUT INTEREST THEREON, AND SUCH SHARES WILL NOT BE CONVERTED INTO THE RIGHT TO RECEIVE PARENT MERGER SECURITIES. SEE SECTION 7 OF THIS SECOND SUPPLEMENT.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE SECOND OFFER AND THE MERGER, DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING THE SECOND OFFER AND THE MERGER) ARE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE SECOND OFFER AND TENDER THEIR SHARES PURSUANT TO THE SECOND OFFER.

     The Second Offer is conditioned upon the Minimum Condition which requires that prior to the expiration of the Second Offer there shall have been validly tendered and not withdrawn such number of Shares which, together with the Common Shares already owned by Parent through the Voting Trust and with any Common Shares owned by any third party that may, jointly together with Parent, acquire an equity ownership interest in any vehicle that may acquire the Company, constitutes at least a majority of outstanding Shares on a fully diluted basis (as defined herein). The Company has informed Parent that as of March 3, 1997 there were outstanding 90,791,678 Shares and options or other rights to purchase Shares. Parent beneficially owns 17,775,124 Shares (excluding 15,955,477 Common Shares issuable upon exercise of the Company Stock Option, which is currently exercisable by Parent), all of which Shares were acquired by Purchaser in the First Offer. In addition, if Parent and Norfolk Southern Corporation ("NSC") were to reach an agreement relating to the joint acquisition of the Company as described in this Second Supplement, the 8,200,100 Common Shares beneficially owned by NSC through its voting trust would be included in the computation toward satisfaction of the Minimum Condition. For purposes of the Second Offer, "fully diluted basis" assumes the issuance of all Shares upon the exercise of all outstanding stock options (other than pursuant to the Company Stock Option), whether or not such stock options are presently exercisable.

     Based on the foregoing and assuming no additional Shares (or options, warrants or rights exercisable for, or securities convertible into, Shares) have been or will be issued after March 3, 1997, if Purchaser were to purchase 27,711,506 Shares pursuant to the Offer (or 19,511,406 Shares if Parent and NSC jointly were to acquire the Company), the Minimum Condition would be satisfied. The Merger Agreement provides that, without the consent of the Company, Purchaser will not waive the Minimum Condition.

     The Second Offer is no longer conditioned upon Purchaser being satisfied, in its reasonable judgment, that the Pennsylvania Control Transaction Law is inapplicable to the Company.

     The Second Offer is being made pursuant to the Merger Agreement which provides that, following the completion (or expiration) of the Second Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"), in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the "Pennsylvania Law"). As more fully described in Section 7 of this Second Supplement, in the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any of their respective subsidiaries or affiliates, or any third party, its subsidiaries or affiliates that may, jointly together with Parent, acquire an equity ownership interest in any vehicle that may acquire the Company) will be converted into the right to receive $115 in cash, without interest. The time at which the Merger is consummated in accordance with the Merger Agreement is hereinafter referred to as the "Effective Time."

     Lazard Freres and Morgan Stanley, the Company's financial advisors, have each delivered to the Board of Directors of the Company a written opinion to the effect that, as of the date of the Third Amendment, the consideration to be received by the holders of Shares pursuant to the Second Offer and the Merger, taken together, is fair from a financial point of view to such shareholders. A copy of such opinions are included in the Company's Supplement to its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9 Supplement") which is being mailed to shareholders concurrently herewith, and shareholders are urged to read each such opinion in its entirety for a description of the assumptions made, matters considered and limitations of the reviews undertaken by each of Lazard Freres and Morgan Stanley.

     The Merger may be approved by the affirmative vote of holders of a majority of the outstanding Shares. Therefore, if the Minimum Condition is satisfied and the Second Offer is consummated, Purchaser will own a sufficient number of Shares to ensure that the Merger is approved.

     THE SECOND OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF COMPANY SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

     Under the Third Amendment, Parent has sole authority to conduct negotiations and enter into agreements with any other company (including NSC) with respect to the acquisition by any such other company of any of the Company's securities or assets or any trackage rights or other concessions relating to the Company's assets or operations. It is Parent's intention to commence negotiations with NSC promptly in order to reach an agreement that provides for a roughly equal division of the Company's system between Parent and NSC, and then together with NSC prepare and file a joint application with the STB. Parent expects that the division of the Company will be generally consistent with the basic outline received by Parent and the Company from NSC. See Sections 5, 6 and 9 of this Second Supplement.

     In the Third Amendment, the Company has agreed that it will use reasonable efforts to cooperate with Parent in connection with the negotiations referred to in the preceding paragraph and, if necessary or appropriate to facilitate a transaction, the Company will further amend the Merger Agreement or take any other action (including taking any Board action that may be required under any state anti-takeover statute or by amending the Rights Agreement or the Second Offer to include a co-bidder) so long as such amendment does not adversely affect the Company in respect of the benefits to be received by its shareholders or employees under the Merger Agreement or delay or adversely affect the transactions contemplated by the Merger Agreement. See Section 7 of this Second Supplement.

     Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering shareholders may use the original (blue) Letter of Transmittal and the original (gray) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, the revised (blue) Letter of Transmittal and revised (gray) Notice of Guaranteed Delivery circulated with the First Supplement or the revised (blue) Letter of Transmittal and revised (gray) Notice of Guaranteed Delivery circulated with this Second Supplement. While the original Letter of Transmittal circulated with the Offer to Purchase refers to the Offer to Purchase, the revised Letter of Transmittal circulated with the First Supplement refers to the Offer to Purchase and the First Supplement, and the Letter of Transmittal circulated with this Second Supplement refers to the Offer to Purchase, the First Supplement and this Second Supplement, shareholders using any such document to tender Shares will nevertheless receive $115 per Share for each Share validly tendered and not withdrawn and accepted for payment pursuant to the Second Offer, subject to the conditions of the Second Offer, and no proration will apply. Shareholders who have previously validly tendered and not withdrawn Shares pursuant to the Second Offer are not required to take any further action in order to receive, subject to the conditions of the Second Offer, the increased tender price of $115 per Share, if the Shares are accepted for payment and paid for by Purchaser pursuant to the Second Offer, except as may be required by the guaranteed delivery procedures if such procedures were utilized. See Section 3 of the Offer to Purchase and Section 1 of this Second Supplement.

     THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT, THIS SECOND SUPPLEMENT AND THE LETTERS OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE SECOND OFFER.

     1. Amended Terms of the Second Offer; Expiration Date. The discussion set forth in Section 1 of the Offer to Purchase, Section 1 of the First Supplement and the amendments thereto are hereby amended and supplemented as follows:

     The Second Offer is being made for all Shares. The price per Share to be paid pursuant to the Second Offer has been increased from $110 per Share to $115 per Share, net to the seller in cash, without interest thereon. All shareholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Second Offer (including Shares tendered prior to the date of this Second Supplement) will receive the increased price, and no proration will apply. The term "Expiration Date" means 5:00 P.M., New York City time, on Friday, April 18, 1997 unless and until Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Second Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Second Offer, as so extended by Purchaser, shall expire. The Merger Agreement provides that, in the event all conditions to Purchaser's obligation to purchase Shares under the Second Offer at any scheduled expiration thereof are satisfied other than the Minimum Condition, Purchaser shall, from time to time, extend the Second Offer until the earlier of December 31, 1997 or such time as the Minimum Condition is satisfied or waived in accordance with the Merger Agreement. The Merger Agreement provides that, without the consent of the Company, Purchaser will not waive the Minimum Condition. The Merger Agreement further provides that Purchaser in its sole discretion may extend the Second Offer, from time to time, until June 2, 1997, whether or not the conditions to the Second Offer have been satisfied or waived.

     This Second Supplement, the revised (blue) Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     2. Certain Federal Income Tax Consequences.  The discussion set forth in
Section 5 of the Offer to Purchase, Section 5 of the First Supplement and the amendments thereto are hereby amended and replaced in their entirety by the following:

     The following discussion is a summary of the material federal income tax consequences of the Second Offer and the Merger to holders of Shares who hold Shares as capital assets. The discussion set forth below is for general information only and may not apply to certain categories of holders of Shares subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as foreign holders and holders who acquired such Shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. Shareholders are urged to consult their own tax advisors to determine the specific tax consequences of the Second Offer and the Merger, including any federal, state, local or other tax consequences (including any tax return filing or other tax reporting requirements) of the Second Offer and the Merger.

     The receipt of cash for Shares pursuant to the Second Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For United States federal income tax purposes, each selling or exchanging shareholder would generally recognize gain or loss equal to the difference between the amount of cash received and such shareholder's tax basis for the sold or exchanged Shares. Such gain or loss will be capital gain or loss (assuming the Shares are held as a capital asset) and any such capital gain or loss will be long term capital gain if, as of the date of sale or exchange, the Shares were held for more than one year or will be short term if, as of such date, the Shares were held for one year or less. Under present law, long-term capital gains recognized by an individual shareholder generally will be taxed at up to a maximum federal marginal tax rate of 28%, and long-term capital gains recognized by a corporate shareholder will be taxed at up to a maximum federal marginal tax rate of 35%.

WITHHOLDING

     Unless a shareholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code and Treasury Regulations promulgated thereunder, such shareholder may be subject to withholding tax of 31% with respect to any cash payments received pursuant to the Second Offer and/or the Merger. Shareholders should consult their brokers or the Depositary to ensure compliance with such procedures. Foreign shareholders should consult with their own tax advisors regarding withholding taxes in general.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN SHAREHOLDERS OF THE PURCHASE PRICE FOR SHARES PURCHASED PURSUANT TO THE SECOND OFFER, EACH SUCH SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A SHAREHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

     3. Price Range of Shares; Dividends. The discussion set forth in Section 6 of the Offer to Purchase, Section 2 of the First Supplement and the amendments thereto are hereby amended and supplemented as follows:

     According to published financial sources, the high and low sales prices per Common Share on the NYSE composite tape for the fourth quarter of 1996 were $100 7/8 and $68 1/2, respectively. The high and low sales prices per Common Share on the NYSE composite tape for the first quarter of 1997 (through March 6, 1997) were $113 and $98 1/2, respectively. On February 28, 1997, the last full trading day prior to the publication of reports that Parent and the Company were engaged in discussions relating to amending the terms of the Second Offer upon the terms set forth in this Second Supplement, the reported closing sale price per Common Share on the NYSE composite tape was $104 1/2. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON SHARES.

     4. Source and Amount of Funds. The discussion set forth in Section 10 of the Offer to Purchase and the amendments thereto are hereby amended and supplemented as follows:

     Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Second Offer and to pay all related costs and expenses will be approximately $8.5 billion. See "Fees and Expenses" in Section 17 of the Offer to Purchase. In the event that, prior to consummation of the Second Offer, Parent and NSC reach agreement as to a joint acquisition of the Company (see "Introduction" and Sections 5 and 6 of this Second Supplement), a portion of the funds so required may be provided by NSC (in which case, the Second Offer will be further amended). While Parent believes that it and NSC will reach an agreement as to a division of the Company, there can be no assurance that such an agreement will be reached or, if reached, the timing or terms thereof. The Second Offer is not conditioned on Parent and NSC reaching any such agreement or on NSC providing any portion of the funds required for Purchaser to purchase Shares pursuant to the Second Offer and the Merger.

     Purchaser plans to obtain the necessary funds through capital contributions or advances made by Parent. Parent plans to obtain the funds for such capital contributions or advances from its available cash and working capital, and either through the issuance of long- or short-term debt securities (including, without limitation, commercial paper notes) or under the Facility pursuant to an amendment, as described below, which Parent intends to seek.

     In connection with the Third Amendment, Parent intends to seek an amendment to the Credit Agreement to increase the aggregate principal sum of the Facility
(i) to finance the purchase of all Shares pursuant to the Second Offer, the Merger, the exercise of the Company Stock Option or otherwise, regardless of whether Parent and NSC reach agreement, and (ii) following the Merger, to provide working capital and for other general corporate purposes. While Parent believes that it will be successful in obtaining such an amendment, there can be no assurance that it will be successful in achieving such an amendment. The Second Offer, however, is not conditioned on obtaining such an amendment or otherwise obtaining financing.

     It is anticipated that the indebtedness incurred by Parent in connection with the transactions contemplated by the Merger Agreement will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Merger, if consummated, dividends paid by the Surviving Corporation and its subsidiaries), through additional borrowings, through application of proceeds of dispositions or through a combination of two or more such sources. No final decisions have been made concerning the method Parent will employ to repay such indebtedness. Such decisions, when made, will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

     5. Background of the Second Offer Since December 19, 1996; Contacts with the Company. The discussion set forth in Section 11 of the Offer to Purchase,
Section 3 of the First Supplement and the amendments thereto are hereby amended and supplemented as follows:

     On December 19, 1996, Conrail and CSX issued the following press release announcing execution of the Second Amendment:

                 CSX AND CONRAIL INCREASE MERGER CONSIDERATION
                                BY $16 PER SHARE

                   VOTING TRUST TO PERMIT EARLY 1997 PAYMENT
                OF MERGER CONSIDERATION TO CONRAIL SHAREHOLDERS

                CASH PORTION TO REMAIN AT $110 PER CONRAIL SHARE

                  TENDER OFFER EXTENDED UNTIL JANUARY 22, 1997

                      SPECIAL CONRAIL SHAREHOLDER MEETING
                       NOW SCHEDULED FOR JANUARY 17, 1997

          PHILADELPHIA, PA AND RICHMOND, VA (DECEMBER 19, 1996) -- Conrail Inc. (NYSE: CRR) and CSX Corporation (NYSE: CSX) announced today that they have amended their merger agreement to increase the merger consideration by $16 per Conrail share, or approximately $870 million in the aggregate. Conrail shareholders will also benefit from the significant value of receiving the merger consideration earlier than previously contemplated. Conrail shareholders will now receive in the merger, for 60% of their shares, an additional $16 per share in CSX convertible preferred stock, the terms of which will be set prior to the merger so that such securities would trade at par on a fully distributed basis. This is in addition to the tax-free 1.85619 shares of CSX common stock to be received in the merger.

          The amended agreement also provides that the merger will occur at the time of the CSX and Conrail shareholders meetings for approval of matters related to the merger. These meetings are expected to be held in the first quarter of 1997. Upon shareholder approval and consummation of the merger, the Conrail shareholders would receive the merger consideration of CSX common stock and CSX Convertible Preferred Stock. All the Conrail Stock acquired by CSX, both in the tender and in the merger, would be placed in a voting trust pending the outcome of the Surface Transportation Board's (STB) proceeding.

          CSX has already purchased 19.9% of Conrail's common and ESOP preferred stock, through a tender offer for $110 in cash per Conrail share. CSX is currently offering to purchase up to an additional 18,344,845 shares of Conrail through a second cash tender offer at $110 per share.

          David M. LeVan, chairman, president and chief executive officer of Conrail, said "Because of the actions taken by the Conrail board, our shareholders are receiving extraordinary value in our strategic merger-of-equals with CSX. The original terms of the merger provided our shareholders with a price at the high end of what has been paid in railroad mergers. That price has since been increased by more than $1.5 billion before taking into account the significant value associated with receiving the merger consideration in early 1997. In every respect, this merger holds great potential and clearly offers the best possible result for Conrail. This amendment to the merger agreement reaffirms the decision of the Conrail board that is not willing to agree to the sale of Conrail to Norfolk Southern."

          John W. Snow, chairman, president and chief executive officer of CSX said "The actions taken by the CSX and Conrail boards allow us to move on to the next stage of the process, the filing of our merger application with the STB. We are confident that we will present a strong case and look forward to building the world's leading transportation and logistics company."

          The amended merger agreement provides that the period of time during which each of Conrail and CSX has agreed that it will not discuss or agree to any takeover proposal with a third party has been extended to the termination date under the merger agreement, December 31, 1998. CSX and Conrail also announced that the CSX tender offer has been extended to 5:00 p.m., Eastern Standard Time, on January 22, 1997 and the special shareholders meeting seeking approval of the opt-out of the Pennsylvania statute has been postponed to 2:00 p.m., Eastern Standard Time, on January 17, 1997. CSX has been advised by the depositary, on a preliminary basis, that fewer than 100,000 shares have been tendered into the CSX offer as of the close of business on December 18, 1996.

     On December 19, 1996, NSC announced an increase in the price offered in the Hostile Offer to $115, which increased Hostile Offer was again rejected by the Conrail Board on December 20, 1996.

     On January 2, 1997, Parent and Purchaser, through the Voting Trust, sold 85,000 Common Shares (with proxies to vote such shares at the Pennsylvania Special Meeting), at an average per share price of $98.983, in order to moot certain claims by NSC in litigation relative to the Pennsylvania Control Transaction Law.

     On January 9, 1997, the United States District Court for the Eastern District of Pennsylvania denied the motions of NSC and the shareholder-plaintiffs for a preliminary injunction to invalidate certain provisions of the Merger Agreement and to enjoin the Pennsylvania Special Meeting scheduled for January 17, 1997, including on the basis of their contentions that the Pennsylvania Control Transaction Law had been triggered by Parent's purchase of Shares in the First Offer. NSC and the shareholder-plaintiffs appealed such ruling to the United States Court of Appeals for the Third Circuit and moved for an expedited appeal and an injunction pending appeal, seeking to enjoin the Pennsylvania Special Meeting scheduled for January 17, 1997.

     On January 13, 1997, NSC announced a "pledge" that if Company shareholders defeated the proposal to approve the Articles Amendment at the January 17 Pennsylvania Special Meeting, NSC would promptly amend the Hostile Offer to eliminate all of the conditions thereto and to reduce the aggregate number of Shares sought in the Hostile Offer to approximately 8,200,000 Shares. At such time, NSC also announced that following completion of the amended Hostile Offer, it would commence a tender offer for all the remaining Shares at $115 per Share (the "Second Hostile Offer").

     On January 13, 1997, Parent and the Company issued the following joint press release in response to NSC's January 13 "pledge."

          RICHMOND, VA AND PHILADELPHIA, PA (JANUARY 13, 1996) -- CSX Corporation [NYSE:CSX] and Conrail Inc. [NYSE:CRR] issued the following statement:

          "Today's announcement by Norfolk Southern changes nothing. The fact is the CSX-Conrail merger is the only transaction where Conrail shareholders can receive value for 100% of their shares. No transaction with Norfolk Southern can occur until January 1999, at the earliest.

          "Norfolk Southern has misrepresented the implications of the Surface Transportation Board's (STB) decision which refused to invalidate the two-year exclusivity provision. CSX and Conrail believe that the STB cannot require the consummation of a merger that has not been approved by the Conrail Board of Directors."

     On January 15, 1997, Parent and the Company issued the following joint press release:

              APPEALS COURT REJECTS NORFOLK SOUTHERN'S REQUEST TO
                        ENJOIN CONRAIL SHAREHOLDER VOTE

          RICHMOND, VA AND PHILADELPHIA, PA, JANUARY 15, 1997 -- CSX Corp.
     (CSX) (NYSE:CSX) and Conrail Inc. (Conrail) (NYSE:CRR) today announced that they are pleased with the decision by the United States Court of Appeals for the Third Circuit rejecting Norfolk Southern's application for an injunction pending appeal of the January 9 decision by the U.S. District Court for the Eastern District of Pennsylvania.

          CSX and Conrail today issued the following statement:

          "We are pleased that the U.S. Court of Appeals has refused to enjoin the Conrail shareholder meeting set for Friday, January 17. This is another blow to Norfolk Southern's continuing hostile attempts to derail the merger of Conrail and CSX. We now look forward to moving ahead towards the completion of our strategic merger."

          The District Court decision rejected Norfolk Southern's motion for a preliminary injunction to invalidate the exclusivity period contained in the merger agreement between CSX and Conrail and enjoin the shareholder vote scheduled for January 17. In its application to the Third Circuit Court of Appeals, Norfolk Southern sought to enjoin the Conrail shareholder vote scheduled for January 17 until its appeal of the District Court decision could be heard.

     On January 17, 1997, the Pennsylvania Special Meeting was held, and Parent issued the following press release:

                 CSX SAYS APPARENT VOTE WILL NOT ALTER CSX AND
                      CONRAIL'S ABILITY TO COMPLETE MERGER

          RICHMOND, VA -- Jan. 17, 1997 -- CSX Corp. (CSX) (NYSE: CSX) said that today's apparent vote by Conrail shareholders refusing to opt out of the Pennsylvania Control Transaction statute will not alter its firm commitment to the CSX-Conrail merger and will not affect the ultimate outcome.

          John W. Snow, chairman, president and chief executive officer of CSX, issued the following statement:

          "In light of Norfolk Southern's calculated and massive disinformation campaign coupled with its last-ditch, conditional 9.9% tender offer intended to provide Conrail shareholders with over $1 billion in cash as payment for a "no" vote, this apparent outcome is not surprising. The apparent "no" vote procured by Norfolk Southern simply postpones the eventual completion of our strategic merger of equals and delays the ability of Conrail's shareholders to receive the full consideration that will be provided by the CSX-Conrail transaction.

          "We remain fully and firmly committed to the CSX-Conrail merger of equals. We are confident we will eventually prevail with Conrail's shareholders and then present a compelling application for approval of the merger to the Surface Transportation Board.

          "Norfolk Southern has succeeded only in confusing the issue. The CSX-Conrail merger remains the right merger, of the right companies, at the right price and, in time, it will be approved.

          "There is not now, nor will there be, a viable alternative to the CSX-Conrail merger. The CSX and Conrail boards both have committed that neither company will even hold discussions with any other company regarding a business combination for at least two years, and the Federal courts and the Surface Transportation Board (STB) both have upheld that key provision of the CSX-Conrail merger agreement.

          "We have no intention of amending or altering our merger agreement in any way in light of this apparent vote. Those who voted against the opt-out in the expectation that their vote will force CSX to raise its price will be disappointed. We believe the CSX transaction provides the maximum value to all Conrail constituents.

          "CSX and Conrail's managements are now preparing a compelling case demonstrating the unique commercial and public policy benefits of the merger, which will be presented to the STB in March of 1997. This case will also demonstrate to investors the clearly realizable financial synergies, new business opportunities and transportation efficiencies that will result. At an appropriate time, Conrail will again hold an opt-out vote and, ultimately, we will proceed with the successful completion of this merger.

          "Our commitment to completing this merger at the stated terms is unflagging," Snow concluded.

          CSX also corrected four other matters raised in Norfolk
     Southern's disinformation campaign:

              -- Contrary to statements made by Norfolk Southern, both CSX and Conrail have repeatedly stated they will not meet with Norfolk Southern until after they have rebuffed all challenges to the CSX-Conrail merger.

              -- Norfolk Southern's claims that the Conrail board can be replaced in 1997 simply are erroneous. This situation is not possible. Conrail has a staggered board and Conrail's shareholder rights plan (poison pill) can be redeemed or altered only by participation of the current Conrail board, which is unified in its support of the CSX-Conrail merger.

              -- Any offer from Norfolk Southern must be discounted -- for at least the length of the two-year exclusivity period. Conrail's Board has never expressed an interest in entering into merger negotiations with Norfolk Southern at the end of the two year exclusivity period.

              -- There are no circumstances under which the STB can force the Conrail board to accept a merger with Norfolk Southern without the Conrail Board's approval. The Conrail Board, unified in its support of the CSX-Conrail merger, has repeatedly rejected Norfolk Southern's overtures.

     On January 21, 1997, Messrs LeVan and Snow received the following letter from David R. Goode, Chairman, President and Chief Executive Officer of NSC:

     Dear David and John:

          The Conrail shareholders' vote last Friday places a responsibility on us to work out a rail structure in the East that will be in the long-term interests of all constituencies served by our companies. I believe that this can be accomplished if we sit down and try.

          I believe that we can achieve balanced competition in the East with the greatest continuity in existing operations by combining Norfolk Southern and Conrail and providing to a competitor such as CSX its own routes into the Northeast/Mid-Atlantic region from the West and South, so that the result is competing networks of equivalent scope, scale and market access.

          You have a different, but perhaps not irreconcilable, vision of the 21st century railroad map. Accordingly, we are prepared to enter into discussions with no preconditions other than recognition of our pledge to the Conrail shareholders that Norfolk Southern will only enter into an agreement with Conrail or CSX that gives to Conrail shareholders an all cash offer of $115 per share.

          I look forward to your reply. Your initiative and our determination are hallmarks of great companies capable of finding a public interest resolution of their differences.

                                      Sincerely,

                                      David R. Goode

     Also on January 21, 1997, it was reported that, in an interview, the Chairman of the STB indicated that, if Parent and NSC did not negotiate a settlement, the STB would, under certain circumstances, be prepared to develop a plan to produce two rail systems of roughly equal competitive strength, and that the STB would not necessarily view the grant of trackage rights as a sufficient competitive solution.

     On January 22, 1997, Messrs. LeVan and Snow delivered the following letter to Mr. Goode in response to his letter of January 21, 1997:

     Dear David:

          Thank you for your letter of January 21, 1997. It certainly is timely in light of Chairman Morgan's very positive suggestions that we work together to best serve the public's interest.

          We are fully committed to the CSX/Conrail merger. We believe our merger, together with your participation, will enable us to best serve the interests of all our constituencies, preserve our merger synergies and yield a pro-competitive result. We recognize that you have a different view of our merger, nevertheless, we should, as Chairman Morgan urges, meet and talk. This can and should be done without any preconditions that would limit our discussions or otherwise prejudice our respective positions.

          Let us be very clear, no one should interpret from our meeting that either party has changed its position. Our objective, which we are sure you share, is to assure that the public's interest in strong, viable competition is met. We want no winner or loser, other than to be sure that the public is a winner.

          We sincerely hope with all that is at stake that we can begin meaningful and candid discussions. We look forward to meeting with you at your earliest convenience and will be in contact with your office to arrange a mutually convenient place and time.

                                   Sincerely,

John W. Snow                            David M. LeVan
Chairman, President & CEO               Chairman, President & CEO
CSX Corporation                         Conrail Inc.

     Also on January 22, 1997, Parent and Purchaser extended the Second Offer until 5:00 p.m., Eastern Standard Time, on February 14, 1997.

     On January 22, 1997, NSC amended the Hostile Offer to eliminate all of the conditions thereto and to reduce the aggregate number of Shares sought in the Hostile Offer to 8,200,000 Shares (or approximately 9.9% of the outstanding Shares).

     On January 28, 1997, the Company announced that, while its Board of Directors remains fully committed to the Merger, the Board was not taking a position with respect to the Hostile Offer for 8,200,000 Shares. The Company further stated that its Board of Directors believes that shareholders who wish to receive cash for a portion of their Shares should feel free to tender Shares into the Hostile Offer; on the other hand, shareholders who desire to continue to participate in the future growth of the railroad industry and in the substantial upside potential of the Merger should retain their Shares and not tender into the Hostile Offer.

     On January 31, 1997, the Company, Parent and NSC issued the following joint press release:

          WASHINGTON, DC -- JAN. 31, 1997 -- Conrail Inc. (NYSE: CRR), CSX Corp. (CSX) (NYSE: CSX) and Norfolk Southern Corp. (NYSE: NSC) today released the following statement following the initial meeting between the parties:

          "Conrail, CSX and Norfolk Southern have concluded their meeting and have agreed that no further details on this meeting or timing of future meetings will be announced."

     On January 31, 1997, the Company announced that it had designated December 19, 1997 as the date for its 1997 annual meeting of shareholders should one be required.

     On February 5, 1997, NSC announced that it had accepted for payment 8,200,000 Shares pursuant to the Hostile Offer.

     On February 10, 1997, NSC announced that it was nominating a slate of five directors to serve on the Company's Board of Directors and stated that it would also seek to remove all but three current members of the Company's Board at the 1997 annual meeting of shareholders.

     On February 12, 1997, NSC commenced the Second Hostile Offer at a price of $115 per Share in cash.

     On February 14, 1997, Parent and Purchaser extended the Second Offer until 5:00 p.m., Eastern Standard Time, on March 14, 1997.

     On February 24, 1997, Parent and the Company received the following letter from NSC:

     Dear David and John:

          As you know, we will soon file an Application at the Surface Transportation Board (STB) for authority to acquire Conrail and, in order to achieve balanced competition, make available to another Class I railroad certain lines and rights. Because of Norfolk Southern's limited presence in the region, the Application represents a solution which is effective and relatively easy to implement, and which we believe will be attractive to shippers, public agencies and the STB.

          However, in an effort to respond to political and regulatory calls for settling our differences, we are prepared to offer an alternative (the Plan) for comprehensive resolution of the issues confronting the eastern railroads. The Plan offers a different approach which will require the talents of all three of our organizations to implement. The enclosed map details the Plan, showing Conrail/CSX and Conrail/Norfolk Southern operations. Conrail/CSX has a north-south route and the east-west route over Buffalo (part of old New York Central). Conrail/Norfolk Southern has a north-south route and the east-west over Pittsburgh (part of old Pennsylvania).

          If you endorse the Plan, promptly after completion of definitive documentation for the Plan, Norfolk Southern and CSX will offer to acquire all the common and ESOP stock of Conrail (other than shares already in the CSX and Norfolk Southern voting trusts) for $115 cash per share and upon acquisition will deposit such shares in a voting trust or trusts. Upon completion of the tender offer, the remaining Conrail shares will be acquired in a merger. To carry out all these steps, Norfolk Southern and CSX will form a new entity.

          As soon as regulatory approval and labor implementing agreements are effective, Conrail will make available to Norfolk Southern and to CSX for their respective operation and control the Conrail lines and rights indicated on the map and all other Conrail operating assets. Such operation and control will be exclusive except with respect to trackage rights or joint arrangements or where both CSX and Norfolk Southern would need joint rights at terminal facilities. At some point in the future consistent with our respective business objectives, the necessary steps would be taken to make the new alignments final.

          Conrail's corporate headquarters will continue to be Philadelphia. The assets associated with Norfolk Southern will include the Pittsburgh service center and the Altoona and Hollidaysburg shop facilities. The assets associated with CSX will include the Philadelphia headquarters. Conrail employees in general will remain with the Conrail/CSX and Conrail/Norfolk Southern operations and assets, as determined by implementing agreements under the statute. Similarly, employees affected by coordinations between Conrail and CSX, and Conrail and Norfolk Southern, will be entitled to protection to the extent provided by statute. We anticipate that Conrail employee options and benefits would be handled in a manner analogous to that in the present Conrail/CSX agreement.

          The costs of acquiring all of the Conrail stock will be divided in proportion to the Conrail gross freight revenues which will accrue to Conrail/CSX operations and to Conrail/Norfolk Southern operations under the Plan (the Percentages). The calculation will be based on a study of Conrail's 1996 gross freight revenues, using standard traffic study methodology familiar to all the parties. Norfolk Southern's and CSX's interests in the new entity formed to accomplish the Plan will be in proportion to their Percentages. Conrail assets and liabilities not otherwise provided for (and not relating to a Conrail/CSX line or a Conrail/Norfolk Southern line) will ultimately be discharged or allocated in accordance with the Percentages. Tax costs, if any, associated with the Plan will generally be shared in accordance with the Percentages.

          Norfolk Southern is ready to begin immediately drafting documentation and pursuing the corporate actions and regulatory approvals necessary to implement the Plan. It is suggested that, with respect to their individual interests, CSX and Norfolk Southern may consider jointly engaging an independent party to expedite and mediate the process of documentation, with instructions to strive for fair, realizable and administratively simple provisions consistent with the outline here provided.

          The Plan is offered without prejudice to our forthcoming Application to the STB. We believe that the Application and the competitive alternative it proposes will provide an appropriate resolution if we cannot agree on the Plan. Upon completion of definitive documentation for the Plan, the Norfolk Southern and CSX applications could be supplemented or converted into a joint application to accomplish the Plan. The result of either the Application or the Plan could be an eastern railroad structure in which the Conrail/CSX and Conrail/Norfolk Southern systems compete at and between most of the major ports and markets east of the Mississippi. We believe this is a sound basis on which to build an internationally competitive economy in the region, and that the benefits of this compromise extend to our companies, employees and customers.

          We are willing to consider any alternative suggestions for accomplishing the same results as the Plan, which in any event is subject to confirmation of the analysis used to develop it since we do not possess the information necessary for complete validation of our estimates. Because this initiative will complicate ongoing negotiations with other railroads concerning the competitive alternative Norfolk Southern will offer in its STB Application, we must ask to hear from you by the close of business Monday, March 3, concerning your interest in seriously pursuing a solution along these lines.

                                          Sincerely,
                                          David

     On February 25, 1997, the Company announced that its Board of Directors had unanimously recommended that shareholders not tender their Shares pursuant to the Second Hostile Offer. Shortly thereafter, Parent and the Company began discussions toward the Third Amendment.

     On March 3, 1997, the Company issued the following press release:

     Conrail Board Acts On Stay Bonuses,
     Enhanced Severance Packages
     In Event Of Acquisition Of Company

          PHILADELPHIA, March 3, 1997 -- Conrail (NYSE: CRR) announced today that its Board of Directors has taken action with respect to stay bonuses and enhanced severance packages to protect Conrail employees not covered by collective bargaining agreements in the event of an acquisition of the Company. The Board was mindful that employees covered by collective bargaining agreements may qualify for up to six years' protection under federal law.

          While the Board expressed its disappointment that recent events indicate that all the strategic goals reflected in the Merger Agreement with CSX may not be attainable, the Board expressed confidence that the final resolution will be beneficial to all the Company's constituencies. In light of these developments, the Board also authorized its management and representatives to negotiate amendments to the CSX merger agreement that would assure that the Conrail shareholders receive $115 in cash per share at the earliest possible date.

     On March 3, 1997, Parent issued the following press release:

          RICHMOND, Va., March 3, 1997 -- CSX Corporation today confirmed it has begun negotiations with Conrail Inc. on the matters outlined by Conrail today.

          John W. Snow, chairman, president and chief executive officer of CSX, said, "We look forward to these negotiations with great anticipation, fully expecting to resolve these issues and bring forth a proposal that will serve the best interests of all constituents and provide a pro-competitive solution in the East."

     On March 3, 1997, NSC issued the following press release:

          NORFOLK, VA, March 3, 1997 -- The following statement was issued today by David R. Goode, Chairman, President and Chief Executive Officer of Norfolk Southern Corporation (NYSE: NSC):

          "We are pleased with today's announcement that CSX and Conrail are negotiating to resolve the issues facing the eastern railroads."

          "Norfolk Southern is hopeful that CSX and Conrail will quickly reach a definitive agreement that would permit CSX and Norfolk Southern to work out a plan to restructure the rail transportation system in the East into combined Conrail/Norfolk Southern and Conrail/CSX systems."

     On March 7, 1997, Parent and the Company entered into the Third Amendment.

     6. Purpose of the Second Offer and the Merger; Plans for the Company. The discussion set forth in Section 12 of the Offer to Purchase and the amendments thereto are hereby amended and supplemented as follows:

     On February 24, 1997, NSC sent a letter to the Company and Parent in which NSC outlined a proposal (the "NSC Proposal") for a comprehensive settlement of the issues confronting the eastern railroads. The NSC proposal contemplates a division of the Company's routes in which Parent would acquire, among other things, a north-south route between the New York area and Philadelphia and a route from the New York area through Albany, Buffalo, and Cleveland to St. Louis (part of the old New York Central line) and NSC would acquire, among other things, north-south routes from the New York area to Washington, D.C., and to Hagerstown, Maryland, a route westward from Philadelphia (part of the old Pennsylvania Railroad line) and a route westward from the New York area to Buffalo (part of the old Erie-Lackawanna line). For a further description of the NSC Proposal, including the text of NSC's letter with respect thereto, see
Section 5 of this Second Supplement.

     It is Parent's intention to commence negotiations with NSC promptly in order to reach an agreement that provides for a roughly equal division of the Company's system between Parent and NSC. Under the Third Amendment, Parent has sole authority to conduct negotiations and enter into agreements with any other company (including NSC) with respect to the acquisition by any such other company of any of the Company's securities or assets or any trackage rights or other concessions relating to the Company's assets or operations. See Section 7 of this Second Supplement.

     If Parent and NSC reach an agreement relating to the division of the Company's network in a timely manner, then, in accordance with the Third Amendment (see Section 7 of this Second Supplement), the Merger Agreement may be further amended, if necessary, to provide for a joint acquisition by Parent and NSC of the Shares in the Second Offer to be followed by a second-step merger, upon the terms and subject to the conditions set forth in the Second Offer and the Merger Agreement. Any such joint acquisition may involve (a) a subsequent reorganization of the Company's assets in order to permit Parent and NSC each to enter into one or more operating agreements with the Surviving Corporation following the Control Date and/or (b) the sale or other transfer of assets of the Surviving Corporation and/or its subsidiaries following the Control Date. While Parent believes that it and NSC will reach an agreement providing for the division of the Company's system, there can be no assurance that any such agreement will be reached or, if reached, the terms, structure or timing thereof.

     As a result of any agreement between Parent and NSC providing for a division of the Company's network, the quantifiable benefits expected by Parent from the Merger based on the realization of cost savings from operating efficiencies, facility consolidations, overhead rationalization and other activities, and new traffic volumes earned by enhanced service will vary depending upon the specifics of such division.

     Pursuant to the Third Amendment, Parent has stated its intention that, following the Control Date, the Company's Juniata locomotive shops at Altoona, Pennsylvania, Sam Ray car shops at Hollidaysburg, Pennsylvania, Pittsburgh service center and a major operating presence in Philadelphia (including headquarters of the Surviving Corporation) will be maintained.

     In addition, under the Third Amendment, following the Effective Time, Parent and the Company will establish a transition team for the Company and will offer to include in its leadership the current Chief Executive Officers of the Company (or such other senior Company executive as may be acceptable to Parent) and of Parent's railroad operations. The transition team will not control the day-to-day railroad operations of the Company (which shall be under the control of the Company's Board of Directors and officers) or its subsidiaries prior to the Control Date, but will restrict its operation to planning for actions and operations to be undertaken from and after the Control Date. See Section 7 of this Second Supplement. Among other things, the Company and Parent, in connection with the transition team, will cooperate to ensure the orderly operation of the Company during the STB approval process and to ensure an orderly transition thereafter.

     7. Merger Agreement; Other Agreements. The discussion set forth in Section 13 of the Offer to Purchase, Section 4 of the First Supplement and the amendments thereto are hereby amended and supplemented as set forth below. The following summary of certain provisions of the Merger Agreement, as amended by the Third Amendment, is qualified in its entirety by the full text of the Merger Agreement and the amendments thereto, copies of which have been filed with the SEC by Parent and Purchaser as exhibits to the Schedule 14D-1.

     The Second Offer. The Third Amendment provides that the Second Offer be amended so that the number of Shares sought is all Shares tendered and the price offered is $115 per Share, subject to the conditions set forth herein. Under the Third Amendment, (i) the condition relating to the Pennsylvania Control Transaction Law has been eliminated and (ii) the condition relating to pending governmental actions or proceedings has been eliminated and the condition relating to injunctions has been revised. Without the written consent of the Company, Purchaser may not decrease the Second Offer price, decrease the aggregate number of Shares sought in the Second Offer, change the form of consideration to be paid pursuant to the Second Offer, modify any of the conditions to the Second Offer, impose conditions to the Second Offer in addition to those set forth herein, except as provided hereafter, extend the Second Offer, or amend any other term or condition of the Second Offer in any manner which is adverse to the holders of Shares, it being agreed in the Merger Agreement that a waiver by Purchaser of any condition in its discretion is not deemed to be adverse to the holders of Shares; provided, however, that Purchaser may not waive the Minimum Condition without the consent of the Company; provided, further, that, if on any scheduled expiration date of the Second Offer (as it may be extended in accordance with the terms of the Merger Agreement), all conditions to the Second Offer shall not have been satisfied or waived, the Second Offer may be extended from time to time without the consent of the Company for such period of time as is reasonably expected to be necessary to satisfy the unsatisfied conditions. Parent and Purchaser have agreed that, in the event that all conditions to the Second Offer at any scheduled expiration date are satisfied other than the Minimum Condition, Purchaser will, from time to time, extend the Second Offer until the earlier of December 31, 1997 and such time as such condition is satisfied or waived in accordance herewith; provided, however, that, notwithstanding anything to the contrary contained in the Merger Agreement, without the consent of the Company (and whether or not any or all conditions to the Second Offer have been satisfied or waived), Purchaser in its discretion may, from time to time, extend the Second Offer through 5:00 p.m., New York City Time, on June 2, 1997. In addition, the Second Offer price may be increased (other than solely in order to extend the Second Offer) and the Second Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof and in accordance with the Pennsylvania Law, at the Effective Time, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation of the Merger and will succeed to and assume all rights and obligations of Purchaser in accordance with the Pennsylvania Law. Pursuant to the Merger, the Articles of Incorporation and By-Laws of Purchaser will be the Articles of Incorporation and By-Laws of the Surviving Corporation until thereafter amended (except that the Articles of Incorporation of the Surviving Corporation will provide that the Surviving Corporation will be named "Conrail Inc.").

     Conversion of Shares. The Merger Agreement provides that, at the Effective Time, each issued and outstanding Share (other than Shares to be canceled) will be converted into the right to receive $115 per Share (the "Per Share Merger Consideration"); and Shares owned by the Company as treasury stock and Shares owned by Parent, the Company or any of their respective subsidiaries, or affiliates or any third party, its subsidiaries or affiliates that may, jointly together with Parent, acquire an equity ownership interest in any vehicle that may acquire the Company will be canceled and retired. Pursuant to the Merger Agreement, each of the issued and outstanding shares of common stock of Purchaser will be converted at the Effective Time into a fully paid and nonassessable share of common stock of the Surviving Corporation. References to the Parent Merger Securities and the Merger Preferred Stock have been deleted from the Merger Agreement.

     Promptly after the Effective Time, Purchaser will cause the person authorized to act as paying agent (the "Exchange Agent") to mail to each holder of record of a certificate formerly representing Shares (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon proper delivery of the certificates to the Exchange Agent and will be in such customary form and have such other provisions as Purchaser may reasonably specify) and (ii) instructions to effect the surrender of the certificates in exchange for the Per Share Merger Consideration. As promptly as practicable following the Effective Time, Purchaser will deliver, in trust (the "Exchange Trust"), to the Exchange Agent, for the benefit of holders of Shares, an amount in cash equal to the Per Share Merger Consideration multiplied by the number of Common Shares to be converted into the right to receive the Per Share Merger Consideration. Upon surrender of a certificate for cancelation to the Exchange Agent together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such certificate will be paid by check in exchange therefor the amount of cash which such holder has the right to receive under the Merger Agreement and the certificate so surrendered will forthwith be canceled. In no event will the holder of any such surrendered certificate be entitled to receive interest on any cash to be received in the Merger. Until surrendered as contemplated by the Merger Agreement, each certificate will be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Per Share Merger Consideration applicable to the Shares evidenced by such certificate.

     Voting Trust. The Third Amendment provides that the terms of the Voting Trust governing the voting of or transfer or disposition of Shares may not be amended prior to the consummation of the Second Offer without the Company's consent.

     Board of Directors; Officers. The directors and officers of the Company at the Effective Time will be the initial directors and officers of the Surviving Corporation and, following the Control Date, the Board of Directors of Parent will be expanded to include three outside directors from the current Board of Directors of the Company to be approved by Parent. The Third Amendment provides that, following the Effective Time, Purchaser and the Company will establish a transition team for the Company and will offer to include in the leadership of such transition team the current Chief Executive Officer of the Company (or another senior executive, as may be acceptable to Parent) and the current Chief Executive Officer of Purchaser's railroad operations to ensure the orderly operation of the Company during the STB approval process and to ensure an orderly transition thereafter. In addition, the provisions of the Merger Agreement relating to the change of Parent's Articles of Incorporation, the LeVan Employment Agreement and the headquarters location of Parent's operations following the Control Date have been deleted. The Third Amendment provides that it is Purchaser's intention that, following the Control Date: the Company's Juniata locomotive shops at Altoona, Pennsylvania; the Company's Sam Ray car shops at Hollidaysburg, Pennsylvania; the Company's Pittsburgh service center; and a major operating presence in Philadelphia (including headquarters of the Surviving Corporation) will be maintained.

     Interim Operations of the Company. Except as otherwise set forth in the Merger Agreement, from the date of the Merger Agreement to the Control Date, the Company will, and will cause its subsidiaries to, carry on their businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, will use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees as a group and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses will be unimpaired at the Control Date. In the Merger Agreement, the Company has agreed to certain restrictions on its conduct during the period from the date of the Merger Agreement to the Control Date. Such restrictions include, without limitation,
(a) limitations on (i) the payment of dividends, (ii) issuance or sales of stock or rights to acquire stock, (iii) sales, leases or encumbrances of assets, (iv) acquisitions and capital expenditures, (v) discharging or settling material claims, (vi) entering into, amending or terminating contracts, (vii) adopting or amending benefit plans or agreements, (viii) increasing compensation of directors, officers or key employees and (b) adopting any amendment to the Company's or any subsidiaries' articles of incorporation or by-laws.

     The provisions of the Merger Agreement applying operating covenants such as the foregoing to Parent and regarding coordination with respect to the payment of dividends have been deleted.

     Pursuant to the Merger Agreement, except as required by law, the Company has agreed that it will not, and will not permit any of its subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in (1) any of the representations and warranties of it set forth in the Merger Agreement or the Company Stock Option Agreement that are qualified as to materiality becoming untrue, (2) any of such representations and warranties that are not so qualified becoming untrue in any material respect, (3) any of the conditions to the consummation of the transactions contemplated by the Merger Agreement not being satisfied or (4) any material impairment or delay of STB approval. Pursuant to the Third Amendment, Parent has agreed that, except as required by law, Parent will not, and will not permit any of its subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in (x) any of the representations and warranties of Parent set forth in the Merger Agreement or the Company Stock Option Agreement that are qualified as to materiality becoming untrue, (y) any of such representations and warranties that are not so qualified becoming untrue in any material respect or
(z) any of the conditions to the consummation of the Second Offer or the Merger not being satisfied, in any of the foregoing cases (x), (y) or (z), such as would give rise to a right to terminate the Merger Agreement. See "Termination" below. Without limiting the foregoing, Parent has agreed not to, and to not permit any of its subsidiaries to, take any action that could reasonably be expected to impair, or delay in any material respect, the consummation of the Second Offer and the Merger.

     No Solicitation. Under the Third Amendment, (i) the obligations described under "No Solicitation" in Section 13 of the Offer to Purchase are no longer applicable to Parent, (ii) the time period described in the proviso to the first sentence of the first paragraph under "No Solicitation" in Section 13 of the Offer to Purchase has been changed to any time prior to the consummation of the Second Offer and after December 31, 1997 and (iii) the time period described in the second sentence of the second paragraph under "No Solicitation" has been changed to any time prior to the consummation of the Second Offer and after December 31, 1997 and the determination of the Company's Board of Directors required under such sentence has been changed to a determination by the Company's Board of Directors that, due to the existence of a Superior Proposal, there is not a substantial probability that the Minimum Condition will be satisfied.

     Third Party Discussions. Notwithstanding anything to the contrary contained in the Merger Agreement, during the term of the Merger Agreement, Parent will have sole authority to (and, without the consent of Parent, the Company will not, directly or indirectly through another person) conduct and participate in any conversations, discussions or negotiations, and enter into any agreement, arrangement or understanding, with any other company engaged in the operation of railroads (including NSC) or any other person with respect to the acquisition by any such other company (including NSC) or person of any securities or assets of the Company and its subsidiaries or Parent and its subsidiaries, or any trackage rights or other concessions relating to the assets or operations of the Company and its subsidiaries or Parent and its subsidiaries, except to the extent the Company is expressly permitted to take any such action without the consent of Parent pursuant to the provisions described in "Interim Operations of the Company" above. Parent has agreed to use reasonable efforts to keep the Company apprised of the status of any such conversations, discussions or negotiations, and the Company has agreed to use reasonable efforts to cooperate and assist with Parent's efforts relating to such conversations, discussions or negotiations. In the event that, as a result of any such conversations, discussions or negotiations, it becomes necessary or appropriate to amend the Merger Agreement or to take any other action to facilitate a transaction (including by amending the Company Rights Agreement or taking any Board action that may be required under any state anti-takeover statute or by amending the Second Offer to include a co-bidder), and Parent proposes to do so, the Company will enter into an appropriate amendment to the Merger Agreement or will take such further action, provided that any such amendment will not change the form or amount of the Per Share Merger Consideration or the Second Offer Price, modify certain provisions of the Merger Agreement relating to employee benefits or otherwise adversely affect the Company (in respect of the benefits to be received by its shareholders or employees under the Merger Agreement) or delay or adversely affect the transactions contemplated by the Merger Agreement and provided further that any such amendment will be in accordance with all applicable law.

     Shareholders' Meetings. To the extent required by applicable law, the Company will, as soon as practicable following the consummation (or expiration) of the Second Offer, file with the SEC preliminary proxy materials and use reasonable efforts to clear such materials and thereafter duly call, give notice of, convene and hold on a date mutually agreed to by Parent and the Company a meeting of its shareholders for the purpose of obtaining the Company Merger Shareholder Approval. The Company will, through its Board of Directors, recommend to its shareholders the approval and adoption of the Second Offer and the matters to be considered at the Company Merger Shareholders Meeting, except to the extent that the Board of Directors of the Company will have withdrawn or modified its approval or recommendation of the Second Offer or the matters to be considered at the Company Merger Shareholders Meeting or terminated the Merger Agreement in accordance with the provisions described under "No Solicitation" above. Subject to the terms of the Voting Trust Agreement, Purchaser has agreed to cause all Shares acquired by it or its wholly owned subsidiaries pursuant to the First Offer, the Second Offer or otherwise to be voted in favor of approval and adoption of the matters to be considered at the Company Merger Shareholders Meeting. Notwithstanding the foregoing, in the event that Purchaser acquires at least 80% of the outstanding shares of each class of the Company's capital stock, Parent and the Company together will, subject to the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's shareholders, in accordance with the Pennsylvania Law.

     Tax-Free Reorganization. The provisions described under "Tax-Free Reorganization" in Section 13 of the Offer to Purchase have been deleted.

     Rights Agreements. The provisions relating to Parent's Rights Agreement described in the second paragraph under "Rights Agreements" in Section 13 of the Offer to Purchase have been deleted.

     Certain Fees and Expenses. The provisions described in the second paragraph under "Certain Fees and Expenses" in Section 13 of the Offer to Purchase with respect to the Company's right to receive a termination fee under certain circumstances have been deleted.

     Reasonable Efforts; Regulatory Approvals. At Parent's request, the Company will, and will cause each of its subsidiaries to, take all such actions as are reasonably necessary or appropriate to (i) cooperate with Parent to prepare and present to the STB or before any other federal, state or local body as soon as practicable all filings and other presentations in connection with seeking any approval, exemption or other authorization necessary to consummate the transactions contemplated by the Merger Agreement and the Company Stock Option Agreement, (ii) cooperate with Parent in the prosecution of such filings and the making of such other presentations with diligence and take no action in connection therewith without Parent's consent (including meetings with public officials and making public statements), (iii) at Parent's request, diligently join with Parent in opposing any objections to, appeals from or petitions to reconsider or reopen any such approval by persons not party to the Merger Agreement, (iv) take all actions reasonably requested by Parent to implement the transactions that are the subject of the STB proceeding, including the entry into appropriate labor implementing agreements to be effective following the Control Date, (v) take all such further action as reasonably may be requested by Parent to obtain the STB approval or any related approvals, including, subject to the other provisions of the Merger Agreement, by providing access to the Company's properties, financial records and traffic data, and (vi) take no action inconsistent with the foregoing. The actions to be taken will include the joinder by the Company, to the extent requested by Parent, in an application to exercise control over the Company and its subsidiaries and such other matters as Parent will include therein.

     Compensation and Benefits; Stock Options. Immediately prior to the Effective Time, each Company Employee Stock Option, whether or not then exercisable, will be canceled and the holder thereof will be entitled to receive at the Effective Time or as soon as practicable thereafter (or, if later, the date six months and one day following the grant of such Company Employee Stock Option) from the Company, an amount in cash equal to the product of (i) the number of Common Shares previously subject to such Company Employee Stock Option and (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per Common Share previously subject to such option. At Parent's request, the Company will request that the trustee of the ESOP enter into a pledge agreement with respect to the unallocated stock held in the ESOP suspense account and, thereafter, the Company will use its reasonable efforts to enter into such a pledge agreement as promptly as practicable and to cause the ESOP debt to be repaid.

     Executive Agreements. Following the Control Date, Mr. LeVan will no longer be employed by the Company or the Surviving Corporation. Parent and the Company have agreed that Parent will pay Mr. LeVan, on the Control Date, in lieu of any stay bonus and severance or termination benefits, a lump sum equal to the economic value of the LeVan Employment Agreement (as reasonably determined by the parties in good faith). Company executives (other than Mr. LeVan) will be paid the value of their "change of control" contracts in accordance with the terms thereof if their employment with the Surviving Corporation is terminated under certain specified circumstances after the consummation of the Second Offer or if they remain employed by the Surviving Corporation until May 31, 1998.

     Effects of Merger on Employee Benefit and Stock Plans. Parent has agreed to cause the Surviving Corporation to honor all obligations under employment agreements and employee benefit plans, programs and policies and arrangements of the Company in accordance with the terms of the Merger Agreement and, after the Control Date, to provide benefits to those employees of the Company transferred to Parent or another entity on a basis no less favorable in the aggregate than those provided to similarly situated employees of such entity. The Surviving Corporation will provide severance or supplemental retirement benefits to non-union employees (other than executive level employees) who are terminated within three years following the Control Date equal to between six months and 24 months of salary (depending upon an employee's service). Medical coverage will also be continued for these employees for specified periods. The Surviving Corporation will also establish a stay bonus program that provides a lump sum cash payment to non-union employees who remain employed until the Control Date with additional payments made to those employees who remain employed for up to six months thereafter.

     Conditions to the Merger. The respective obligations of the Company, on the one hand, and Parent and Purchaser, on the other, to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date (as defined in the Merger Agreement) of the following conditions: (a) the Company Shareholder Merger Approval, if required, shall have been obtained; and (b) no judgment, order, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition (collectively, "Restraints") preventing the consummation of the Merger may be in effect, provided that the party asserting this condition shall have used reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered, and there shall not be any Restraint enacted, entered, enforced or promulgated that is reasonably likely to result in a material adverse effect on the Company and Parent on a combined basis.

     The obligation of Parent to effect the Merger is further subject to satisfaction or waiver of the following conditions: (a) the Company shall not have breached or failed to observe or perform in any material respect any of its covenants or agreements under the Merger Agreement to be performed by it at or prior to the Closing Date (as defined in the Merger Agreement), and the representations and warranties of the Company in the Merger Agreement shall be true and accurate both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on the Company (provided, however, that this condition shall be inapplicable in the event that, following consummation of the Second Offer, Parent shall have caused the removal and replacement of a majority of the members of the Company's Board of Directors); (b) at any time after the date of the Merger Agreement there will not have occurred any material adverse change relating to the Company; and (c) all actions by or in respect of or filings with any Governmental Entity required to permit the consummation of the Merger (other than approval of the STB) will have been obtained, excluding any consent, approval, clearance or confirmation the failure to obtain which would not have a material adverse effect on Parent, the Company or, after the Effective Time, the Surviving Corporation.

     The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the condition that Parent shall not have breached or failed to observe or perform in any material respect any of its covenants or agreements under the Merger Agreement to be performed by it at or prior to the Closing Date, and certain of the representations and warranties of Parent in the Merger Agreement shall be true and accurate both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on Parent's ability to consummate the transactions contemplated by the Merger Agreement. Neither Parent nor the Company is permitted under the Merger Agreement to rely on the failure of any condition described in this paragraph or the two immediately preceding paragraphs, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable efforts to consummate the Merger and the other transactions contemplated by the Merger Agreement, as required by and subject to the provisions of the Merger Agreement described above under "Reasonable Efforts; Regulatory Approval."

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Merger Shareholder
Approval: (a) by mutual written consent of Parent and the Company; or (b) by either Parent or the Company: (i) if the Merger is not consummated by December 31, 1998, provided, however, that the right to terminate the Merger Agreement pursuant to clause (i) will not be available to (x) the Company if Purchaser consummates the Second Offer prior to such date or (y) any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of the Merger to be consummated by such time; (ii) if any Governmental Entity shall have issued a Restraint or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement and such Restraint or other action will have become final and nonappealable, provided, however, that the party seeking to terminate the Merger Agreement pursuant to clause (ii) shall have used all reasonable efforts to prevent the entry of and to remove such Restraint or other action; (c) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of the condition to the Merger relating to the performance of obligations and the truth of representations and warranties, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach (a "Company Material Breach") (provided that Parent is not then in Parent Material Breach of any covenant or other agreement contained in the Merger Agreement and provided that, if such breach is curable through the exercise of the Company's best efforts, the Merger Agreement may not be terminated pursuant to clause (c) for so long as the Company is so using its best efforts to cure such breach); (d) by Parent, if (i) the Board of Directors of the Company (or, if applicable, any committee thereof) shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Second Offer or the Merger or the matters to be considered at the Company Merger Shareholders Meeting or failed to reconfirm its recommendation within 15 business days after a written request to do so, or approved or recommended any Takeover Proposal in respect of the Company or (ii) the Board of Directors of the Company or any committee thereof have resolved to take any of the foregoing actions; (e) by Purchaser, if the Company or any of its officers, directors, employees, representatives or agents take any of the actions that would be proscribed by the provisions described under "No Solicitation" but for the exceptions therein allowing certain actions to be taken pursuant to the proviso in the first sentence of the first paragraph thereof or the second sentence of the second paragraph thereof; (f) by the Company, prior to consummation of the Second Offer, if Parent shall have breached or failed to perform in any material respect certain of its representations and warranties or any of its covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of the condition relating to performance of obligations and the truth of representations and warranties and
(B) cannot be or has not been cured within 30 days after the giving of written notice to Purchaser of such breach (a "Parent Material Breach") (provided that the Company is not then in Company Material Breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement and provided that, if such breach is curable through the exercise of Parent's best efforts, the Merger Agreement may not be terminated pursuant to clause (f) for so long as Parent is so using its best efforts to cure such breach); (g) by the Company in accordance with the provisions described under "No Solicitation," provided that it has complied with all provisions therein contained, including the notice provisions therein, and that it complies with applicable requirements described under "Certain Fees and Expenses"; and (h) following June 2, 1997, by the Company, if Purchaser shall have failed to consummate the Second Offer unless such failure is due to the non-occurrence of a condition to the Second Offer.

     Amendments. Prior to the Effective Time, the Merger Agreement may not be amended without the approval of a majority of Continuing Directors (as defined in the Company Rights Agreement) present on the Company Board of Directors (provided that at such time there are a minimum of two such Continuing Directors then present on the Company Board of Directors).

OPTION AGREEMENTS

     The Parent Stock Option Agreement has been canceled in connection with the Third Amendment.

EMPLOYMENT AGREEMENTS

     The LeVan Employment Agreement has been canceled in connection with the Third Amendment. See also "Executive Agreements" above.

VOTING TRUST AGREEMENT

     For a description of the Voting Trust Agreement as amended in connection with the Third Amendment, see Section 9 of this Second Supplement.

     8. Conditions of the Second Offer. The discussion set forth in Section 15 of the Offer to Purchase and the amendments thereto are hereby amended and supplemented as follows:

     The condition set forth in clause (i) of Section 15 of the Offer to Purchase relating to the Pennsylvania Control Transaction Law is deleted and replaced with the following:

     (i) there shall not have been validly tendered and not withdrawn such a number of Shares which, together with the Common Shares already owned by Parent through the Voting Trust and with any Common Shares already owned by any third party, its subsidiaries or affiliates that may, jointly together with Parent, acquire an equity ownership interest in any vehicle that may acquire the Company, constitute at least a majority of the Shares outstanding on a fully diluted basis (other than upon exercise of the Company Stock Option)

     The conditions set forth in subsections (2)(a) and (2)(b) of Section 15 of the Offer to Purchase are deleted and replaced with the following:

     (a) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to the transactions contemplated by the Second Offer, the Merger or the Merger Agreement, by or before any court, government or governmental authority or agency, domestic or foreign, that, directly or indirectly, results in (x) making illegal or otherwise directly or indirectly restraining or prohibiting the making of the Second Offer, the acceptance for payment of or payment for some of or all the Shares by Parent or Purchaser or the consummation by Parent or Purchaser of the Merger or the Second Offer or (y) except for the requirements of the Voting Trust Agreement and other than any STB action which does not result in the effects described in the foregoing (x), imposing material limitations on the ability of Parent, Purchaser or any of their subsidiaries or affiliates effectively to exercise full rights of ownership of the Common Shares, including, without limitation, the right to vote any Common Shares acquired or owned by Parent, Purchaser or any of their subsidiaries; or

     9. Certain Legal Matters; Regulatory Approvals. The discussion set forth in Section 16 of the Offer to Purchase, Section 6 of the First Supplement and the amendments thereto are hereby amended and supplemented as follows:

     STB Matters; Acquisition of Control. STB approval or exemption of the Merger is not a condition to the Merger. However, the acquisition of control over the Company by Parent and Purchaser requires STB approval or exemption. As noted in Section 16 of the Offer to Purchase, on October 18, 1996, Parent and the Company filed with the STB a Notice of Intent to File Railroad Control Application, which indicated that the parties intended to file on or before March 1, 1997 the STB Application seeking STB approval of the acquisition of control by Parent and its affiliates of the Company and its affiliates. Under the STB's regulations, the control application must be filed no sooner than three months and no later than six months from the date of filing the Notice of Intent. Parent and the Company have not filed the STB Application. In addition, also as noted in Section 16 of the Offer to Purchase, on November 6, 1996, NSC filed a Notice of Intent to File Railroad Control Application indicating that NSC planned to file with the STB a control application with respect to the Company on or before May 1, 1997. On February 21, 1997, NSC filed a preliminary environmental report that is required under the STB's schedule to be filed at least thirty days prior to the filing of the control application.

     On January 30, 1997, the STB issued a procedural schedule in the Parent/Company docket that requires that the STB issue its final decision within 365 days of the filing of the Parent/Company application. Also on January 30, 1997, the STB issued an identical procedural schedule in the NSC docket. The STB indicated in both procedural schedules that the first application to be filed seeking control of the Company would be deemed to be the primary application and that any application from any other party would be considered a responsive or inconsistent application to that primary application. The STB would thus effectively consolidate the two applications.

     Parent intends to commence negotiations with NSC promptly to effect a consensual division of the Company on a basis generally consistent with the NSC Proposal. See Section 5 of the Second Supplement. While Parent believes that it will reach agreement with NSC, there can be no assurance that such a division can be successfully negotiated.

     If Parent successfully negotiates a division of the Company with NSC, it is contemplated that Parent and NSC would file a joint application with the STB for control of the Company and for such other matters involved in such division as might be required to be approved by the STB. Parent and NSC may file a new Notice of Intent to File Railroad Control Application or may request a waiver of that requirement in light of the separate filing of such notices by Parent and NSC. In addition, Parent and NSC may request that the STB establish an expedited procedural schedule to consider Parent and NSC's joint application in light of the fact that the STB will not be required to consider two competing applications for control of the Company. The STB approval process described in "STB Matters; Acquisition of Control," "Conditions" and "Judicial
Review -- Stay" in Section 16 of the Offer to Purchase, as amended by Section 6 of the First Supplement, would be applicable to any application to be filed by Parent and NSC seeking STB approval of acquisition of control over, or a division of, the Company.

     STB Matters; The Voting Trust. The parties to the Voting Trust Agreement, with the Company's consent, propose to amend the Voting Trust Agreement (the "Amended Voting Trust Agreement") to reflect the Third Amendment. The amendments would, among other things, delete certain provisions requiring the Company's prior approval with respect to the amendment of provisions relating to the voting and disposition of the Trust Stock and the provision naming the Company as an express third party beneficiary of the Voting Trust Agreement following consummation of the Second Offer.

     Amendment of the Voting Trust Agreement requires approval by the STB or an opinion of counsel that STB approval of such amendment is not required and that the amendment is consistent with the STB's regulations regarding voting trusts. Parent intends to obtain such an opinion of counsel and to seek informal assurance from the STB that use of the Voting Trust pursuant to the Amended Voting Trust Agreement would effectively insulate Parent and its affiliates from a violation of the governing statute and STB policy that would result from an unauthorized acquisition by Parent of a sufficient interest in the Company to result in control of the Company. While Parent believes that the Amended Voting Trust Agreement is consistent with the STB's regulations regarding voting trusts, there can be no assurance that the STB will provide the requested assurance.

     It is possible that the U.S. Department of Justice or railroad competitors of Parent and the Company, or others, may argue that Parent and Purchaser should not be permitted to use the voting trust mechanism to acquire Shares and effectuate the Merger prior to final STB approval of the acquisition of control of the Company. Parent and Purchaser believe it is unlikely that such arguments would prevail, but there can be no assurance in this regard.

     Under the terms of the Amended Voting Trust Agreement, the Voting Trustee is required to vote the Trust Stock in favor of the Merger, in favor of any proposal necessary or desirable to effectuate Parent and Purchaser's acquisition of the Company pursuant to the Merger Agreement, and, if there shall be with respect to the Board of Directors an "Election Contest" as defined in the proxy rules of the SEC, in which one slate of nominees shall support the effectuation of the Merger and another slate oppose it, to vote in favor of the slate supporting the effectuation of the Merger. In addition, for so long as the Merger Agreement is in effect, subject to certain exceptions, the Voting Trustee shall vote against any other proposed merger, business combination or similar transaction involving the Company, but not Parent or one of its affiliates. On certain other matters, the Voting Trustee is to vote the Trust Stock in the same proportion as all other Shares are voted with respect to such matters, except that, subject to certain exceptions, from and after the effectiveness of the Merger, the Voting Trustee is to vote the Trust Stock in accordance with the instructions of a majority of the persons who are then directors of the Company and who are currently the directors of the Company and/or nominees of the current directors of the Company. If there are no directors of the Company qualified to give such instructions or such instructions are not given, the Voting Trustee is to vote the Trust Stock in its sole discretion, having due regard for the holders of the trust certificates (representing ownership interests in the Trust Stock) solely as investors in the stock of the Company and without reference to such holders' interests in other railroads than the subsidiaries of the Company.

     The Voting Trustee has agreed to take all actions reasonably requested by Parent with respect to any proposed sale or disposition of the Trust Stock by Parent or Purchaser, including, without limitation, in connection with the exercise of registration rights under the Merger Agreement. Upon (i) approval or exemption by the STB of the acquisition of control of the Company by Parent or its affiliates or (ii) if the law is amended, delivery to the Voting Trustee of an opinion of independent legal counsel that no STB or other governmental approval is required, the Voting Trustee shall either transfer the Trust Stock to Parent, Purchaser or the holder(s) of trust certificates or, if shareholder approval of the Merger has not previously been obtained, vote the Trust Stock in favor of the Merger.

     In the event that (i) STB approval is not obtained by December 31, 1998 or
(ii) there shall have been an STB denial, Parent has agreed to use its best efforts to sell the Trust Stock within two years after such date or STB denial, or such extension of that period as the STB shall approve. Disposition of the Trust Stock pursuant to the Amended Voting Trust Agreement shall be subject to any jurisdiction of the STB to oversee Parent's divestiture of the Trust Stock. The Voting Trustee shall continue to perform its duties under the Voting Trust Agreement and, should Parent be unsuccessful in its effort to sell the Trust Stock during the two-year period, the Voting Trustee shall as soon as practicable sell the Trust Stock for cash to eligible purchasers in such manner and for such prices as the Voting Trustee in its discretion shall deem reasonable after consultation with Parent. (An "eligible purchaser" thereunder shall be a person or entity that is not affiliated with Parent and which has all necessary regulatory authority, if any, to purchase the Trust Stock.) The Amended Voting Trust Agreement further provides that Parent will cooperate with the Voting Trustee in effecting such disposition and that the Voting Trustee will act in accordance with any direction made by Parent as to any specific terms or method of disposition, to the extent not inconsistent with the terms of the Voting Trust Agreement and the requirements of the terms of any STB or court order. The proceeds of any such sale will be distributed to Parent or, on a pro rata basis, to the holder(s) of trust certificates as then known to the Voting Trustee.

     Pursuant to the Merger Agreement, subject to applicable law and the rules, regulations and practices of the STB, the Amended Voting Trust Agreement may be modified or amended, or other voting trusts may be employed with respect to Shares, at any time by Parent in its sole discretion, except that the terms of the Amended Voting Trust Agreement governing the voting of or transfer or disposition of the Shares may not be amended prior to the consummation of the Second Offer without the Company's consent.

     Norfolk Southern Litigation and Shareholder Litigation. On January 2, 1997, CSX sold 85,000 shares of Conrail Common Stock (including the proxy to vote such Shares at the Pennsylvania Special Meeting) at an average per Share price of $98.983, in order to moot certain claims of the Plantiffs in the purported shareholder derivative actions.

     On January 2, 1997, Plaintiffs in the Pennsylvania Litigation filed a Motion for Preliminary Injunction and a Motion for Partial Summary Judgment in the District Court. In their Motion for Partial Summary

Judgment, Plaintiffs requested an order stating that consummation of the First Offer caused a "Control Transaction" with respect to the Company to occur under the Pennsylvania Control Transaction Law which created joint and several liability among the members of the Control Transaction Group to pay at least $110 cash per Share to each demanding Company shareholder. In their Motion for Preliminary Injunction, Plaintiffs requested that the District Court enjoin the Defendants, and all persons acting in concert with them, from seeking to enforce or requiring compliance with, the "No Negotiation Provision," as extended, and to enjoin Defendants from convening the Pennsylvania Special Meeting until ten business days after the Company shareholders receive notice of the District Court's ruling on Plaintiffs' Motions for Preliminary Injunction and Partial Summary Judgment. On January 8, 1997, Plaintiffs filed a Supplemental Motion for Preliminary Injunction requesting that Defendants be enjoined from convening the Pennsylvania Special Meeting until ten business days after the Company shareholders receive notice of the District Court's final judgment on the Pennsylvania Control Transaction Law issue.

     On January 9, 1997, after a hearing, the District Court denied Plaintiffs' Motion for Preliminary Injunction, Plaintiffs' Supplemental Motion for a Preliminary Injunction and Plaintiffs' Motion for Partial Summary Judgment. After the ruling, Plaintiffs asked the District Court for an injunction pending appeal, which was denied. Plaintiffs later that day filed a notice of appeal with the District Court.

     On January 10, 1997, Plaintiffs filed a motion for expedited appeal or, in the alternative, an injunction pending appeal with the Third Circuit. On the same date, the Third Circuit set a briefing schedule to consider Plaintiffs' motion for an injunction pending appeal but declined to expedite a final decision on the appeal. On January 15, 1997, after hearing oral arguments, the Third Circuit denied Plaintiffs' motion for an injunction pending appeal.

     On February 6, 1997, NSC filed an amended complaint alleging substantially the same claims referred to above in the description of NSC's prior complaints and motions for preliminary injunction. As of the date hereof, Defendants have not been required to file an answer with respect to the amended complaint.

     On February 25, the Third Circuit heard argument on Plaintiffs' appeals from the District Court's orders of November 19, 1996 and January 9, 1997, denying relief to Plaintiffs. No decision has as yet been rendered by the Third Circuit on these appeals.

     On February 18, 1997, a separate purported shareholder class action was filed against the Company and Mr. LeVan entitled Berkowitz v. Conrail Inc., C.A. No. 97-1214. The Berkowitz action was filed in the United States District Court for the Eastern District of Pennsylvania and alleges violations by the Defendants of the disclosure provisions of the Exchange Act, principally that Defendants failed to disclose alleged discussions and attempts to negotiate by NSC prior to October 14, 1996. As relief, the complaint seeks damages in an unspecified amount on behalf of persons who sold shares of Company stock during the period October 15, 1996 through October 22, 1996. As of the date hereof, Defendants have not filed an answer with respect to this complaint.

                                          GREEN ACQUISITION CORP.

March 7, 1997

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                    The Depositary for the Second Offer is:

                                 CITIBANK, N.A.

           By Hand:                        By Mail:                 By Overnight Carrier:
        Citibank, N.A.                  Citibank, N.A.                  Citibank, N.A.
    Corporate Trust Window            c/o Citicorp Data               c/o Citicorp Data
  111 Wall Street, 5th Floor          Distribution, Inc.              Distribution, Inc.
   New York, New York 10043             P.O. Box 7072                  404 Sette Drive
                                  Paramus, New Jersey 07653       Paramus, New Jersey 07652

              Facsimile for Eligible Institutions: (201) 262-3240
                      To confirm fax only: (800) 422-2077

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the First Supplement, this Second Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Second Offer.

                 The Information Agent for the Second Offer is:

                                 mackenzie logo

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL FREE (800) 322-2885

                  The Dealer Manager for the Second Offer is:

                        WASSERSTEIN PERELLA & CO., INC.

                              31 West 52nd Street
                            New York, New York 10019
                                 Call Collect:
                                 (212) 969-2700